UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-27688

SURGE COMPONENTS, INC.
(Exact name of registrant as specified in its charter)

95 East Jefryn Boulevard
Deer Park, New York
(631) 595-1818
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units
Class B Warrants
(Title of each class of securities covered by this Form)

Common Stock, $0.001 par value
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Surge Components, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 21, 2013	By:	/s/ Ira Levy
Name: Ira Levy Title: Chief Executive Officer